Exhibit 99.1

2012 Third Quarter
Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS AND NINE MONTHS ENDED AUGUST 31, 2012

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the August 31, 2012 condensed unaudited interim consolidated financial statements of Intellipharmaceutics International Inc. (“IPC”).  The condensed unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), as outlined in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).  Our accounting policies have the potential to have a significant impact on our condensed unaudited interim consolidated financial statements, either due to the significance of the financial statement item to which they relate or because they require judgment and/or estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.  The information contained in this document is current in all material respects as of October 2, 2012, unless otherwise noted.

Unless the context otherwise requires, the terms “we”, “us”, “Intellipharmaceutics” and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries. Any reference in this document to our “products” includes a reference to our product candidates and future products we may develop. Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales,  revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements.

Risks,  uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing, our programs regarding research, development and commercialization of our product candidates and the timing of such programs, the timing, costs and uncertainties regarding  obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits.  Other factors that could cause actual results to differ materially include but are not limited to:

•	the actual or perceived benefits to users of our drug delivery technologies and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates;

•	the actual size of the potential markets for any of our product candidates compared to our market estimates;

•	our selection and licensing of product candidates;

•
our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

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sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of insurance reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees; and

•	the manufacturing capacity of third-party manufacturers that we may use for our products.

Additional risks and uncertainties relating to the Company and our business can be found in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The forward-looking statements we make in this MD&A reflect our current views with respect to future events, and are based upon what we believe are reasonable assumptions as of the date of this document. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law.

THIS DISCUSSION SHOULD NOT BE CONSTRUED TO IMPLY THAT THE RESULTS DISCUSSED HEREIN WILL NECESSARILY CONTINUE INTO THE FUTURE, OR THAT ANY CONCLUSION REACHED HEREIN WILL NECESSARILY BE INDICATIVE OF ACTUAL OPERATING RESULTS OF THE COMPANY.

CORPORATE UPDATE

•
In July 2012, the Company reached an agreement with AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (collectively “AstraZeneca”) to settle all outstanding patent litigation concerning its abbreviated new drug application ("ANDA") for the commercialization in the United States of a generic version of the AstraZeneca drug product, Seroquel XR® (quetiapine fumarate extended-release) tablets. On July 30, 2012, and pursuant to the settlement, AstraZeneca and the Company filed proposed Consent Judgments in the District Court for the Southern District of New York to conclude the litigation, subject to other regulatory review. The settlement provides, in part, that the Company is permitted to launch its generic versions of the 50, 150, 200, 300 and 400 mg strengths of Seroquel XR®, on November 1, 2016, or earlier in certain circumstances, subject only to prior U.S. Food and Drug Administration ("FDA") approval of the Company's ANDA for those strengths. All other terms of the settlement are confidential. The Company's actual launch may also be subject to a six month statutory delay relating to a prior filer of a generic equivalent of the branded product.

•
In September 2012, the Company announced the achievement of another of its previously announced development goals for 2012 with its filing of two ANDAs with the FDA. The first ANDA was for a generic version of the marketed drug Keppra XR® (levetiracetam extended-release tablets), an antiepileptic drug indicated for the treatment of partial onset seizures in patients with epilepsy. The second ANDA was for a generic version of the marketed drug Pristiq® (desvenlafaxine extended-release tablets), a selective serotonin and norepinephrine reuptake inhibitor indicated for the treatment of major depressive disorder. According to Wolters Kluwer Health, U.S. sales (“TRx MBS Dollars”) for the 12 months ending August 2012 for Keppra XR® were approximately $146 million and for Pristiq® were approximately $627 million.

BUSINESS OVERVIEW

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd. “) and Vasogen Inc. (“Vasogen”) completed a plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in a publicly-traded company, Intellipharmaceutics International Inc., which is incorporated under the laws of Canada and whose shares are traded on the Toronto Stock Exchange and NASDAQ.

We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on our technologies, Intellipharmaceutics has a pipeline of product candidates in various stages of development, including eight ANDAs filed with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes, pain and infection.

GOAL

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue for us. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing.  We believe that full integration of development and manufacturing should maximize the value inherent in our technology and product candidates and will create long term growth and value.  Out-licensing sales and marketing to established organizations, when it makes economic sense to do so, should maximize revenues from our products while allowing us to focus on our core competencies.  The goals for 2012, which the Company is actively endeavouring to accomplish, include the following:

•	Obtain FDA approval of our generic version of Focalin XR®
•	File up to two additional ANDAs with the FDA (completed)
•	Establish one or more additional development/marketing alliances
•	Schedule a pre-IND meeting with the FDA to discuss Rexista™ oxycodone clinical development plan (completed)
•	Complete manufacturing of clinical batches of Rexista™ oxycodone
•	Initiate Phase I studies using clinical batches of Rexista™oxycodone

STRATEGY

We believe that our Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals.  We believe that the flexibility of these technologies allow us to develop complex drug delivery solutions within a rapid timeframe. Based on our technologies, we have a pipeline of product candidates in various stages of development, including eight ANDAs filed with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes, pain and infection.  Certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our development partner generally pays certain of the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.  At this time, there is one such product in multiple strengths being developed in cooperation with a development partner.

The Hypermatrix™ technologies are applied to the development of both existing and new pharmaceuticals across a range of therapeutic classes.  The competitive advantages of these technologies allow us to focus our development activities in two areas; difficult-to-develop controlled-release generic drugs, which follow an ANDA regulatory path; and improved current therapies through controlled release, which follow an NDA 505(b)(2) regulatory path.

The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which we believe represent substantial opportunities for us to internally commercialize or out-license our technologies and products:

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For existing controlled-release (once-a-day) products whose active pharmaceutical ingredients (“APIs”) are covered by drug molecule patents about to expire or already expired, or whose formulations are covered by patents about to expire, already expired or which we believe we do not infringe, we can seek to formulate generic products which are bioequivalent to the branded products. Our scientists have demonstrated a successful track record with such products, having previously developed several drug products which have been commercialized in the United States by their former employer/clients.  The regulatory pathway for this approach requires ANDAs for the United States and corresponding pathways for other jurisdictions.

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For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product.  This can potentially protect against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.  The 505(b)(2) pathway (which relies in part upon the approving agency’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities.

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Some of our technologies are also focused on the development of abuse-deterrent pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications.

We believe that we are well-positioned, subject to continuing cash requirements, to execute our strategic plan due to, among other things, our expertise in drug delivery, product development, regulatory affairs and manufacturing.

TECHNOLOGY
Our scientists have developed drug delivery technology systems, based on the Hypermatrix™ platform, that facilitate controlled-release delivery of a wide range of pharmaceuticals.    These systems include several core technologies, which enable us to flexibly respond to a wide range of drug attributes and patient requirements, producing a desired controlled-release effect. Our technologies have been incorporated in drugs manufactured and sold by major pharmaceutical companies.

This group of drug delivery technology systems are based upon the drug active ingredient (“drug active”) being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself.  The Hypermatrix™ technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

PRODUCTS
The table below shows the present status of our ANDA and NDA product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development	Regulatory Pathway	Rights
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention-deficit hyperactivity disorder	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	Intellipharmaceutics and Par
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	ANDA application for commercialization approval for 5 strengths under review by FDA	ANDA	Intellipharmaceutics
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 4 strengths under review by FDA	ANDA	Intellipharmaceutics
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	ANDA application for commercialization for 2 strengths filed with the FDA	ANDA	Intellipharmaceutics
Desvenlafaxine extended-release tablets	Pristiq®	Depression	ANDA application for commercialization approval for 2 strengths filed with the FDA	ANDA	Intellipharmaceutics
Carvedilol phosphate extended- release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	N/A	Pain	Early-stage development	NDA 505(b)(2)	Intellipharmaceutics

We typically select products for development that we intend for commercialization several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA review times.

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

In 2005, we entered into a license and commercialization arrangement with Par Pharmaceutical, Inc. (“Par”) for the development of a generic version of Focalin XR®.

Our dexmethylphenidate hydrochloride extended-release capsules are a generic version of the marketed drug Focalin XR®. Dexmethylphenidate hydrochloride, a Schedule II restricted product in the United States, is indicated for the treatment of attention deficit hyperactivity disorder (“ADHD”). According to Wolters Kluwer Health, sales for the 12 months ending August 2012 of Focalin XR® in the U.S. were approximately $589 million (TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price).

Effective May 2007, we filed an ANDA for our generic version of Focalin XR® with the FDA. In the period since our filing, we have filed a number of amendments to the application, some of which were at the request of the FDA.

Intellipharmaceutics and Par, our licensee and development partner, together with five complainants in patent litigation in the District Courts for New Jersey and Delaware (Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, plc and Elan Pharma International Ltd) stipulated to the dismissal of that litigation and, in 2010, entered into settlement and license agreements with the Company and with Par in respect of our ANDA application to the FDA for 5, 10, 15 and 20 mg strengths of dexmethylphenidate hydrochloride.  Subject to FDA approval, we expect that marketing of these generic versions of the products will commence no sooner than the fourth quarter of 2012.  We have a ten year profit-sharing agreement with Par for the sale of dexmethylphenidate hydrochloride extended-release capsules in the U.S., which commences with the commercial launch of the product by Par.

In December 2010, we filed an amendment to the ANDA to include the 30 mg strength of dexmethylphenidate hydrochloride extended-release capsules.

Elan Corporation, plc and Elan Pharma International Ltd., filed a Complaint against Intellipharmaceutics Corp., IPC Ltd., and Par, the Company’s development and commercialization partner for generic Focalin XR® (dexmethylphenidate hydrochloride extended-release capsules), for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR®. Separately, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR®. As at July 12, 2012, the parties had settled these matters, and as of July 17, 2012 had stipulated to a full and final dismissal of the pending patent litigation in the states of New Jersey and Delaware.

On August 18, 2011, we announced that we had added the development and commercialization of additional strengths of generic Focalin XR® to the existing license and commercialization arrangement with Par for the U.S. market. This includes the 30 mg strength.

In February 2012, we filed an amendment to the ANDA to include the 40 mg strength of dexmethylphenidate hydrochloride extended-release capsules.  As at this time, neither the brand owner nor the holders of patents have commenced litigation in respect of the 40 mg strength.

Our ANDA application for all of the above strengths remains under review, and there can be no assurance when, or if at all, the FDA will approve the various dosages for the product for sale in the U.S. market.

Venlafaxine Hydrochloride – Generic Effexor XR® (a registered trademark of the brand manufacturer)

Our venlafaxine hydrochloride extended-release capsules are a generic version of the marketed drug Effexor XR®.  Venlafaxine hydrochloride is indicated for the treatment of symptoms of depressive disorders. According to Wolters Kluwer Health, sales of venlafaxine hydrochloride extended-release capsules in the U.S. were approximately $866 millon (TRx MBS Dollars) for the 12 months ended August 2012.

Our ANDA in respect of this product is under review; there can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., had filed a Complaint for patent infringement against us in the United States District Court for the District of Delaware and for the Southern District of New York, relating to our generic version of Effexor XR® capsules. On June 21, 2011, the Company announced that the patent infringement litigation was settled, granting the Company a non-exclusive license to the patents in suit that will permit the Company to launch a generic version of Effexor XR® in the U.S. following FDA approval of this product. There can be no assurance that such approval will be granted.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Pantoprazole Sodium – Generic Protonix® (a registered trademark of the brand manufacturer)

Our pantoprazole sodium delayed-release tablets are a generic version of the marketed drug Protonix®.  Pantoprazole sodium inhibits gastric acid secretion and is indicated for the short-term treatment of conditions such as stomach ulcers associated with gastroesophageal reflux disease, as well as the long term treatment of pathological hypersecretory conditions including Zollinger-Ellison syndrome. According to Wolters Kluwer Health, sales of pantoprazole sodium delayed-release tablets in the United States were approximately $659 million (TRx MBS Dollars) for the 12 months ended August 2012.

We filed an ANDA for our generic pantoprazole sodium, with the FDA.  The brand owner did not initiate patent infringement litigation. The application is under review, and there can be no assurance when, or if at all, the FDA will approve the product for commercial launch in the U.S. market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Metformin Hydrochloride – Generic Glucophage® XR (a registered trademark of the brand manufacturer)

Our metformin hydrochloride extended-release tablets are a generic version of the marketed drug Glucophage® XR.  Metformin hydrochloride is an oral antihyperglycemia drug indicated for the management of type 2 diabetes. According to Wolters Kluwer Health, sales of metformin hydrochloride extended-release tablets in the United States were approximately $361 million (TRx MBS Dollars) for the 12 months ended August 2012.

An ANDA has been filed with the FDA, and the application is under review. The brand owner did not initiate patent infringement litigation. As a result, we will not be subject to the automatic 30-month stay of FDA approval to market the product and we will be in a position to market our product in the United States upon FDA approval. There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Quetiapine Fumarate – Generic Seroquel XR® (a registered trademark of the brand manufacturer)

Our quetiapine fumarate extended-release tablets are a generic version of the marketed drug Seroquel XR®.  Quetiapine fumarate is an oral psychotropic agent indicated for the treatment of schizophrenia, bipolar disorder, and major depressive disorder. According to Wolters Kluwer Health, sales of Seroquel XR® in the United States were approximately $1.0 billion (TRx MBS Dollars) for the 12 months ended August 2012.

The ANDA application is under review and there can be no assurance when, or if at all, the FDA will accept our application for further review or approve the product for sale in the U.S. market.

On or about May 25, 2011, AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR® (“quetiapine fumarate extended-release”) tablets, filed a lawsuit for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of the 150, 200, 300 and 400 mg dosage forms of Seroquel XR®.  The Company filed a motion to contest New Jersey as a proper forum for the litigation. That motion was successful, and the litigation against the Company in the United States District Court for the District of New Jersey was dismissed on February 15, 2012. On or about June 30, 2011, the same AstraZeneca entities also filed a substantially identical lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York. On or about April 11, 2012, the same AstraZeneca entities filed a lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York, relating to Intellipharmaceutics' generic version of the 50 mg dosage form of Seroquel XR®. On July 30, 2012, and pursuant to the settlement, AstraZeneca and the Company filed proposed Consent Judgments in the District Court for the Southern District of New York to conclude the litigation, subject to other regulatory review. The settlement provides, in part, that the Company is permitted to launch its generic versions of the 50, 150, 200, 300 and 400 mg strengths of Seroquel XR®, on November 1, 2016, or earlier in certain circumstances, subject only to prior FDA approval of the Company's ANDA for those strengths. All other terms of the settlement are confidential.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Lamotrigine – Generic Lamictal® XR™ (a registered trademark of the brand manufacturer)

Our lamotrigine extended-release tablets are a generic version of the marketed drug Lamictal®XR™. Lamotrigine is an oral anticonvulsant drug used in the treatment of epilepsy. According to Wolters Kluwer Health, sales of Lamictal®XR™ in the United States were approximately $253 million (TRx MBS Dollars) for the 12 months ended August 2012.

An ANDA has been filed with the FDA, and the application is under review. The brand owner did not initiate patent infringement litigation. There are no unexpired patents associated with this product. As a result, we will not be subject to the automatic 30-month stay of FDA approval to market the product and we will be in a position to market our product in the United States upon FDA approval. There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Levetiracetam – Generic Keppra XR® (a registered trademark of the brand manufacturer)

Our levetiracetam extended-release tablets are a generic version of the marketed drug Keppra XR®. Levetiracetam is an oral antiepileptic drug used in the treatment of partial onset seizures in patients with epilepsy. According to Wolters Kluwer Health, sales of levetiracetam extended-release tablets in the United States were approximately $146 million (TRx MBS Dollars) for the 12 months ended August 2012.

An ANDA has been filed with the FDA. There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Desvenlafaxine – Generic Pristiq® (a registered trademark of the brand manufacturer)

Our desvenlafaxine extended-release tablets are a generic version of the marketed drug Pristiq®. Desvenlafaxine is a selective serotonin and norepinephrine reuptake inhibitor indicated for the treatment of major depressive disorder. According to Wolters Kluwer Health, sales of Pristiq® in the United States were approximately $627 million (TRx MBS Dollars) for the 12 months ended August 2012.

An ANDA has been filed with the FDA. There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Carvedilol Phosphate – Generic Coreg CR® (a registered trademark of the brand manufacturer)

Our carvedilol phosphate controlled-release capsules, in development, are intended to be a generic version of the marketed drug Coreg CR®.  Carvedilol phosphate is indicated for the treatment of hypertension and heart failure. According to Wolter Kluwer Health, sales of Coreg CR® in the United States were approximately $290 million (TRx MBS Dollars) for the 12 months ended August 2012.

This product is currently in late stage development. We are exploring licensing agreement opportunities or other possibilities for this product.  There can be no assurance that an ANDA will be filed, or if filed, that an approval to market can be obtained, or if approved, that a licensing agreement can be secured to market the product.

Rexista™ Oxycodone (Oxycodone Hydrochloride)

Our lead non-generic product under development is Rexista™ oxycodone hydrochloride, intended as an abuse- and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain.  Rexista™ is a unique dosage form designed to be a deterrent to some of the well-documented abuses associated with some currently marketed controlled-release oxycodone products.  This includes abuse of these drugs by nasal inhalation when crushed or powdered, or by injection when combined with solvents.  Rexista™ oxycodone is also designed to resist release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs.  According to Wolters Kluwer Health, sales of OxyContin® (“oxycodone hydrochloride controlled-release tablets”) in the United States were approximately $2.5 billion (TRx MBS Dollars)  for the 12 months ended August 2012.  OxyContin® currently represents 99% of the $2.5 billion (TRx MBS Dollars) oxycodone sustained-release market.

In April 2011, the White House and the FDA announced a new Risk Evaluation and Mitigation Strategy (“REMS”) requirement for all extended-release and long-acting opioid medications. The new REMS plan focuses on educating doctors about proper pain management, patient selection, and other requirements and improving patient awareness about how to use these drugs safely. The FDA has indicated it wants companies to give patients educational materials, including a medication guide that uses consumer friendly language to explain safe use and disposal. Doctor training, patient counselling and other REMS risk reduction measures are expected to become effective in 2012. We believe that the REMS will ultimately drive prescribing of newer tamper-deterrent extended-release opioids.  Several “tamper-deterrent” formulations of oral opioid analgesics are being developed by other companies. We believe that the FDA’s opioid REMS should benefit tamper-deterrent products.

We believe that we can leverage our core competencies in drug delivery and formulation for the development of products targeted towards tamper-deterrent opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products can, if approved for sale, enjoy a sales exclusivity period. Furthermore, it may be possible to establish and defend the intellectual property surrounding our tamper-deterrent opioid analgesic products.

We have completed proof-of-concept pilot clinical studies of Rexista™ oxycodone and have completed a pre-IND meeting with a panel of the FDA’s Center for Drug Evaluation and Research discussing the Rexista™ oxycodone development plan. We also plan to complete manufacture of clinical batches of Rexista™ oxycodone for use in phase I clinical trials that are expected to be initiated in fiscal 2012. There can be no assurance that we will be able to successfully produce scaled-up batches for use in clinical trials, or that the clinical trials will meet our expected outcomes, or that we will be successful in submitting an NDA 505(b)(2) filing.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding.  In general, the fact that expenditures were lower in the three months ended August 31, 2012 when compared to the three months ended August 31, 2011 was due to the fair value adjustment of derivative liability and the timing of certain research and development activities.

	For the three months ended		For the nine months ended
	August 31	August 31	August 31	August 31
	2012	2011	2012	2011
	$	$	$	$
Revenue:	-	501,814	107,091	501,814
Expenses:	2,140,906	1,865,046	7,352,999	6,036,739
Loss from operations	2,140,906	1,363,232	7,245,908	(5,534,925)
(Loss) income per share
Basic	(0.08)	0.07	(0.28)	(0.24)
Diluted	(0.08)	0.05	(0.28)	(0.24)

	As at
	August 31	November 30
	2012	2011
Cash and cash equivalents	2,871,807	4,817,088
Total Assets	4,952,962	6,247,228

Warrant liability	4,216,997	6,611,015
Deferred revenue	-	107,091
Total liabilities	6,525,550	9,340,258
Shareholders' deficiency	(1,572,588)	(3,093,030)
Total liabilities and shareholders equity	4,952,962	6,247,228

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Disclosure regarding our ability to continue as a going concern is included in Note 1 to our condensed unaudited interim consolidated financial statements for the quarter ended August 31, 2012.

Use of Estimates
The Company’s condensed unaudited interim consolidated financial statements have been prepared in accordance with GAAP as outlined in the ASC.  This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.  We have identified the following accounting policies that we believe require application of management’s most significant judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Actual results could differ from those estimates.

Significant estimates required for the preparation of the condensed unaudited interim consolidated financial statements including those related to the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the expected term of the Company’s continued involvement in the research and development of each contract; the fair value of stock options and the determination of performance criteria for expensing share-based payments; the fair value of warrants; evaluation of income tax positions; the determination of valuation allowances; determination of investment tax credits; accrued liabilities; deferred revenue; and forecasting future cash flows for assessing whether there are any impairments of long-lived assets.  These estimates are considered significant because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events that are continuous in nature.  Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances.

Cash and cash equivalents
The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. Cash and cash equivalent balances consist of bankers acceptance and bank accounts with variable, market rates of interest. The financial risks associated with these instruments are minimal and the Company has not experienced any losses from investments in these securities. The carrying amount of cash and cash equivalents approximates its fair value due to its short-term nature.

Revenue recognition
The Company accounts for revenue in accordance with the provision of Accounting Standards Codification topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, research and development support payments, scale-up services and royalty payments on sales of resulting products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition. A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control. Management estimates the fair value using third party evidence and standalone selling prices.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Investment tax credits
The investment tax credits receivable are our estimates of eligible amounts recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development incentive program.  The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the period, and calculated using a specific formula set by the government agencies administering the program.  Realization is subject to government approval. These amounts are subject to Canada Revenue Agency audit. Any adjustment to the amounts claimed will be recognized in the period in which the adjustment occurs.

Impairment of long-lived assets
Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized where the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. This requires us to make significant estimates on expected revenues from the commercialization of our products and services and the related expenses. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on discounted cash flows or internal/external appraisals, as applicable.

Share-based compensation
All share-based compensation, including grants of employee stock options, is recognized as an expense in the financial statements and such cost is measured at the fair value of the award. The Company recognizes compensation expense based on the estimated grant date fair value using the Black-Scholes option-pricing model. Assumptions that affect our application of the fair value method include the determination of the volatility of our share price, risk free interest rate, potential dividends and the expected life of the options issued.

Share-based compensation expense recognized during the period is based on the value of share-based payment awards that are ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  The share-based compensation expense is recorded in the statement of comprehensive income (loss) under research and development expense and under selling, general and administration expense.  Note 10 of the condensed unaudited interim consolidated financial statements provides detailed disclosure of the Company's stock options.

Financial Instruments
The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are classified as liabilities, the derivative instrument is initially recorded at its fair value using the Black-Scholes Option Pricing Model and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of comprehensive loss.

Income taxes
ASC topic 740-10 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company periodically assesses the value of its deferred tax asset, which has been generated by a history of net operating losses, and which has been recognized in accordance with ASC topic 740-10, and determines the necessity for a valuation allowance.  The Company evaluates which portion of the deferred tax asset, if any, will more likely than not be realized by offsetting future taxable income, taking into consideration any limitations that may exist on the use of its net operating loss carry-forwards.

Significant management judgment is required in determining our uncertain tax positions, value of deferred tax assets, and valuation allowances. Actual results could differ from those estimates.

Recently adopted accounting pronouncements
In May 2011, the FASB provided amendments ASU 2011-4 “Amendment to Achieve Common Fair Value Measurement and Disclosure Requirements” in U.S. GAAP and International Financial Reporting Standards (“IFRS”) to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments provide clarification and/or additional requirements relating to the following: a) application of the highest and best use and valuation premise concepts, b) measurement of the fair value of instruments classified in an entity’s shareholders’ equity, c) measurement of the fair value of financial instruments that are managed within a portfolio, d) application of premiums and discounts in a fair value measurement, and e) disclosures about fair value measurements. These amendments will be effective prospectively for interim and annual periods beginning after December 15, 2011. The Company adopted it on March 1, 2012. The adoption did not have an impact on the Company’s 2012 financal statements.

In June 2011, the FASB provided amendments ASU 2011-05 “Presentation of Comprehensive Income” requiring an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Additionally, the amendments require an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. These amendments will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted this standard on March 1, 2012. The adoption of the guidance did not have an effect on the Company’s statements of comprehensive loss, financial position or cash flows.

On December 23, 2011, the FASB issued ASU 2011-12, which defers certain provisions of ASU 2011-05. One of ASU 2011-05’s provisions required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). Accordingly, this requirement is indefinitely deferred by ASU 2011-12 and will be further deliberated by the FASB at a future date. The new ASU is in response to constituents' concerns about whether the requirements under ASU 2011-05 for the presentation of reclassification adjustments were operational.

The FASB also decided that during the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220, which indicates that "[a]n entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements."  The effective date of ASU 2011-12 is the same as that for the unaffected provisions of ASU 2011-05 (i.e., those related to the requirement to report the components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements). Accordingly, for public entities, the effective date is for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011.  The Company adopted it on March 1, 2012. The adoption did not have an impact on the Company’s 2012 financial statements.

RESULTS OF OPERATIONS

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and any resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

The following are selected financial data for the three and nine months ended August 31, 2012 and 2011.

	For the three months ended				For the nine months ended
	August 31,	August 31,			August 31,	August 31,
	2012	2011	Change		2012	2011	Change
	$	$	$	%	$	$	$	%
Revenue:
Research and development	-	501,814	(501,814)		107,091	501,814	(394,723)

Expenses:
Research and development	1,279,401	1,237,291	42,110	3%	4,381,249	3,861,206	520,043	13%
Selling, general and admin.	732,615	566,423	166,192	29%	2,705,425	2,009,856	695,569	35%
Depreciation	128,890	61,332	67,558	110%	266,325	165,677	100,648	61%
	2,140,906	1,865,046	275,860	15%	7,352,999	6,036,739	1,316,260	22%

Loss from operations	(2,140,906)	(1,363,232)	(777,674)	57%	(7,245,908)	(5,534,925)	(1,710,983)	31%

Fair value adjustment of derivative liability	488,459	2,536,680	(2,048,221)	-81%	2,303,107	4,137,626	(1,834,519)	-44%
Financing expense	-	-	-	N/A	-	(2,357,732)	2,357,732	N/A
Net foreign exchange gain (loss)	207,644	(71,068)	278,712	-392%	218,459	184,451	34,008	18%
Interest income	1,937	15,200	(13,263)	-87%	19,480	40,798	(21,318)	-52%
Interest expense	(15,372)	(20,449)	5,077	-25%	(47,738)	(65,364)	17,626	-27%

Net (loss) income for the period	(1,458,238)	1,097,131	(2,555,369)	-233%	(4,752,600)	(3,595,146)	(1,157,454)	32%

Three Months Ended August 31, 2012 Compared to the Three Months Ended August 31, 2011

Revenue
The Company recorded revenues of $Nil the three months ended August 31, 2012 and $501,814 for the three months ended August 31, 2011. In the prior period additional strengths of generic Focalin XR® were added to the existing development and commercialization agreement between the Company and Par. Under the terms of the expanded agreement, the Company received a cash payment from Par, a portion of which was recognized in the prior period mainly related to post development of the 30mg strength.

Research and Development
Total expenditures for research and development (“R&D”) for the three months ended August 31, 2012 were higher by $42,110 compared to the three months ended August 31, 2011.

In the three months ended August 31, 2012, we recorded $152,875 as expenses for stock options for R&D employees. Included in the three months ended August 31, 2011, was an expense of $29,428 of stock options issued to non-executive employees involved in R&D activities. There were no expenses for performance-based stock options in the two periods.

After adjusting for the stock options expenses discussed above, expenditures for research and development for the three months ended August 31, 2012 were lower by $81,337 compared to the prior period. This is primarily attributed to the fact that during the three months ended August 31, 2011 there were more ongoing biostudies compared to the three months ended August 31, 2012.

Selling, General and Administrative
Selling, general and administrative expenses were $732,615 for the three months ended August 31, 2012 in comparison to $566,423 for the three months ended August 31, 2011, an increase of $166,192.  The increase is due to higher expenses related to wages and benefits and administrative costs which are discussed in greater detail below.

Expenditures for wages and benefits for the three months ended August 31, 2012 were $366,111 in comparison to $248,073 for the prior period.   Part of this increase is attributable to the issuance of options.  In the three months ended August 31, 2012, we recorded $107,566 as expenses for stock options compared to $36,841 in the three months ended August 31, 2011. After adjusting for the stock options expenses discussed above, expenditures for wages and benefits for the three month ended August 31, 2012 were higher by $46,953 compared to the prior period. The remaining increase is attributed to changes in executive salaries.

Administrative costs for the three months ended August 31, 2012 were $267,959 in comparison to $253,784 for the prior period.  There was no significant change in these expenses.

Marketing costs for the three months ended August 31, 2012 were $69,811 in comparison to $45,179 for the prior period.  This increase is primarily the result of an increase in travel expenditures for business development activities and the retention of an investor relations firm.

Occupancy costs for the three months ended August 31, 2012  were $28,734 in comparison to $19,387 for the prior period.  The increase is due to higher utilities and a new leased office for IPC Ltd.

Depreciation
Depreciation for the three months ended August 31, 2012  was $128,890 in comparison to $61,332 for the three months ended August 31, 2011. The increase is primarily due to the additional investment in production, laboratory and computer equipment.

Fair Value Adjustment of Derivative Liability
On February 1, 2011 the Company completed a private offering for the sale and issuance of 4,800,000 units of the Company, each unit consisting of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. The Company also issued to the placement agents 96,000 warrants to purchase a whole share of common stock at an exercise price of $3.125 per whole share.

Under GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock.  As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and therefore would consequently be considered to be derivative liability. Also under GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

GAAP requires the fair value of these liabilities be re-valued at the end of every reporting period with the change in value reported in the statement of operations. Accordingly, the fair value of the warrant derivative liability from the IPC Arrangement Agreement, the Series A, the Series B and the placement agents’ warrants have been re-valued at August 31, 2012 using the Black-Scholes Options Pricing Model, resulting in a decrease in the fair value of the warrant derivative liability for $488,459.

Foreign Exchange Gain
Foreign exchange gain was $207,644 for the three months ended August 31, 2012 in comparison to a loss of $71,068 in the prior period.  The foreign exchange gain was due to the significant strengthening of the Canadian dollar against the U.S. dollar during the three months ended August 31, 2012 as the exchange rates changed to $1.00 for C$0.9857 at August 31, 2012 from $1.00 for C$1.0329 at May 31, 2012. The loss for the three months ended August 31, 2011 was due to the moderate weakening of the Canadian dollar against the U.S. dollar as the exchange rates changed to $1.00 for C$0.9794 at August 31, 2011 from $1.00 for C$0.9686 at February 28, 2011.

During the third quarter of 2012 the exchange rate averaged $1.00 for C$1.0109 compared to $1.00 for C$0.9732 for the third quarter of 2011.

Interest Income
Interest income for three months ended August 31, 2012 was lower in comparison to the prior period. The current year interest was lower largely due to a lower average amount of cash equivalents on hand during 2012.

Interest Expense
Interest expense for the three months ended August 31, 2012 was lower compared with the prior period, primarily because the average amount outstanding due to related party loan which accrues interest at 6% annually was lower during 2012 in comparison to 2011.

Nine Months Ended August 31, 2012 Compared to the Nine Months Ended August 31, 2011

Revenue
The Company recorded revenues of $107,091 for the nine months ended August 31, 2012 versus $501,814 for the nine months ended August 31, 2011. In the prior year additional strengths of generic Focalin XR® were added to the existing development and commercialization agreement between the Company and Par. Under the terms of the expanded agreement, the Company received a cash payment from Par, a portion of which was received in prior periods. During the nine months ended August 31, 2012 the remaining deferred revenue was recognized as revenue mainly related to completed development of the 40mg strength.

Research and Development
Expenditures for research and development for the nine months ended August 31, 2012 were higher by $520,043 compared to the nine months ended August 31, 2011. These included spending for R&D activities as well as expenses on stock options as detailed below.

In the current period, we recorded $1,353,413 as expenses for stock options for R&D employees; there was no expense for performance-based stock options. In the prior period we recorded $137,585 as expenses for stock options for R&D employees and we recorded additional expenses of $442,800 related to 276,394 performance-based stock options issued to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company. We recorded these expenses as we determined it was probable as at August 31, 2011 we would satisfy the performance criteria that will allow vesting of the options.

After adjusting for the stock options expenses discussed above, expenditures for research and development for the nine months ended August 31, 2012 were lower by $252,985 compared to the nine months ended August 31, 2011. This is primarily attributed to the fact that during the nine months ended August 31, 2011 there were more ongoing biostudies compared to the nine months ended August 31, 2012.

Selling, General and Administrative
Selling, general and administrative expenses were $2,705,425 for the nine months ended August 31, 2012 in comparison to $2,009,856 for the nine months ended August 31, 2011, an increase of $695,569.  The increase is due to an increase in expenses related to wages, marketing cost and occupancy costs which are discussed in greater detail below.

Expenditure for wages and benefits for the nine months ended August 31, 2012 were $1,530,006 in comparison to $759,687 in the prior period.   This increase is attributable to the issuance of options.  In the nine months ended August 31, 2012, we recorded $751,013 as expenses for stock options compared to an expense of $78,454 for the nine months ended August 31, 2011. After adjusting for the stock options expenses, expenditures for wages and benefits for the nine months ended August 31, 2012 were higher by $106,434 compared to the prior period. The remaining increase is attributed to changes in executive salaries.

Administrative costs for the nine months ended August 31, 2012 were $846,005 in comparison to $1,037,757 in the prior period.  The decrease is primarily due to a decrease in legal and accounting costs for year end regulatory filings when compared with the period in 2011. The decrease was partially offset by higher business development costs paid to Doll Consulting, LLC for the full nine months ended August 31, 2012 compared to only seven months with the period in 2011.

Marketing costs for the nine months ended August 31, 2012 were $264,098 in comparison to $160,100 in the prior period.  This increase is primarily the result of an increase in travel expenditures for business development activities and the retention of an investor relations firm.

Occupancy costs for the nine months ended August 31, 2012 were $65,316 in comparison to $52,312 in the prior period. The increase is due to higher utilities and a new leased office for IPC Ltd.

Depreciation
Depreciation expenses for the nine months ended August 31, 2012 were $266,325 in comparison to $165,677 in the prior period. The increase is primarly due to the additional investment in production, laboratory and computer equipment.

Fair Value Adjustment of Warrants
On February 1, 2011 the Company completed a private offering for the sale and issuance of 4,800,000 units of the Company, each unit consisting of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. The Company also issued to the placement agents 96,000 warrants to purchase a whole share of common stock at an exercise price of $3.125 per whole share.

Under GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock.  As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and therefore would consequently be considered to be a derivative liability. Also under GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

GAAP requires the fair value of these liabilities be re-valued at the end of every reporting period with the change in value reported in the statement of operations. Accordingly, the fair value of the warrant derivative liability from the IPC Arrangement Agreement, the Series A, the Series B and the placement agents’ warrants have been re-valued at August 31, 2012 using the Black-Scholes Options Pricing Model, resulting in a decrease in the fair value of the warrant derivative liability for $2,303,107.

Financing Expense
Financing expense was $Nil for the nine months ended August 31, 2012 compared to $2,357,732 for the nine months ended August 31, 2011. On March 15, 2012 the Company closed a registered direct common share offering for gross proceeds of $5 million; for this financing the costs were recorded in shareholder equity. For the nine months ended August 31, 2011 financing expense included other direct costs related to the registration statement filed as part of the February 1, 2011 private placement financing for gross proceeds of $12,000,000. These costs were expensed as they were attributable to the warrant liability.

Foreign Exchange Gain
Foreign exchange gain was $218,459 for the nine months ended August 31, 2012 in comparison to a gain of $184,451 for the prior period.  The foreign exchange gain for the period ended in August 31, 2012 was due to the significant strengthening of the Canadian dollar against the U.S. dollar as the exchange rates changed to $1.00 for C$0.9857 at August 31, 2012 from $1.00 for C$1.0203 at November 30, 2011. The gain for the period ended August 31, 2011, was also due to the strengthening of the Canadian dollar against the U.S. dollar as the exchange rates changed to $1.00 for C$0.9794 at August 31, 2011 from $1.00 for C$1.0266 at November 30, 2010.

During the nine months ended August 31, 2012 the exchange rate averaged $1.00 for C$1.0070 compared to $1.00 for C$0.9787 for the nine months ended August 31, 2011.

Interest Income
Interest income for the nine months ended August 31, 2012 was lower by $21,318 in comparison to the prior period. The current year interest was lower largely due to a lower average amount of cash equivalents on hand during 2012.

Interest Expense
Interest expense for the nine months ended August 31, 2012 was lower when compared with the prior period because the amount outstanding on a related party loan which accrues interest at 6% annually was lower in the nine months ended August 31, 2012 in comparison to the nine months ended August 31, 2011.

SUMMARY OF QUARTERLY RESULTS

The following selected financial information is derived from our unaudited consolidated financial statements for the nine months ended August 31, 2012, and years ended November 30, 2011 and 2010.

Quarter Ended	Revenues	Net (loss) income	(Loss) income per share
			Basic	Diluted
	$	$	$	$
August 31, 2012	-	(1,458,238)	(0.08)	(0.08)
May 31, 2012	-	(1,357,843)	(0.08)	(0.08)
February 29, 2012	107,091	(1,936,519)	(0.12)	(0.12)
November 30, 2011	-	(1,285,132)	(0.09)	(0.09)
August 31, 2011	501,814	1,097,131	0.07	0.05
May 31, 2011	-	(1,968,783)	(0.12)	(0.12)
February 28, 2011	-	(2,723,493)	(0.22)	(0.22)
November 30, 2010	7,164	(1,903,629)	(0.18)	(0.18)

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. Net income and loss has been variable over the last eight quarters, and is impacted primarily by the availability of funding, the level of our R&D spending, and the fair value adjustment of derivative liability. The Company’s reduced net loss in the second quarter ended May 31, 2012, can be attributed to the fair value adjustment of derivative liability of $0.8 million and the timing of certain R&D activities. The Company’s increased net loss in the first quarter ended February 29, 2012, can be attributed to an increase in options expense for options issued during the period. The Company’s net income in the third quarter ended August 31, 2011, can be attributed to the $0.5 million in revenue received for the expanded agreement between the Company and Par for the development and commercialization of Focalin XR® generics, as well as the fair value adjustment of the derivative liability for $2.5 million. The Company’s increase net loss in the first quarter ended February 28, 2011, can be attributed to financing expenses of $2.2 million related to the February 1, 2011 financing which was only partially offset by the fair value adjustment of derivative liability of $1.0 million.

Analysis of Third Quarter 2012 Results
The slightly higher loss during the third quarter of 2012 when compared to the loss in the second quarter of 2012 can be mainly attributed to an increase in depreciation expense due to the additional investment in production, laboratory and computer equipment. The fair value adjustment of derivative liability of $0.5 million in the third quarter of 2012 versus $0.8 million in the second quarter of 2012, was partially enhanced by a foreign exchange gain of $0.2 million in the third quarter of 2012 versus the partial offset from a foreign exchange loss of $0.2 million in the second quarter of 2012.

LIQUIDITY AND CAPITAL RESOURCES

	For the three months ended				For the nine months ended
	August 31,	August 31,			August 31,	August 31,
	2012	2011	Change		2012	2011	Change
	$	$	$	%	$	$	$	%
Cash flows used in operating activities	(1,575,661)	(1,292,696)	(282,965)	22%	(5,625,771)	(5,178,757)	(447,014)	9%
Cash flows (used in) from financing activities	(112,932)	(2,884)	(110,048)	3816%	4,417,925	11,726,737	(7,308,812)	-62%
Cash flows used in investing activities	(369,590)	(124,542)	(245,048)	197%	(746,167)	(302,045)	(444,122)	147%
Effect of foreign exchange on cash	(4,955)	(4,504)	(451)	10%	8,732	18,573	(9,841)	-53%
Increase (decrease) in cash	(2,063,138)	(1,424,626)	(638,512)	45%	(1,945,281)	6,264,508	(8,209,789)	-131%
Cash, beginning of period	4,934,945	8,478,270	(3,543,325)	-42%	4,817,088	789,136	4,027,952	510%
Cash, end of period	2,871,807	7,053,644	(4,181,837)	-59%	2,871,807	7,053,644	(4,181,837)	-59%

The Company had cash and cash equivalents of $2,871,807 as at August 31, 2012 compared to $4,934,945 as at May 31, 2012.  The decrease in cash during the three months ended August 31, 2012 is mainly a result of cash flows used in operating activities related to research and development activities, as noted below.

For the three and nine months ended August 31, 2012 net cash flows used in operating activities increased as compared to the three and nine months ended August 31, 2011. During these periods the Company incurred similar cash expenditures in research and development activities, as described below, and incurred similar cash expenditures in selling, general and administrative expenses, as described in greater detail above. The current periods’ increase in cash flows used in operating activities can be attributed to the prior periods’ cash receipt in the three months ended August 31, 2011 of $0.6 million from Par Pharmaceutical based on the terms of the expanded agreement for development and commercialization of Focalin XR® generics. In the prior three month period, this was partially offset by the foreign exchange loss of $71,068 compared to the current three month period foreign exchange gain of $207,644. In the current nine month period, the increase in cash flows used in operating activities can be attributed to the prior period’s cash receipt of $0.6 million from Par Pharmaceutical.

Research and development costs related to continued internal research and development programs are expensed as incurred. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses. For the three months ended August 31, 2012 and August 31, 2011, R&D expense was $1,279,401 and $1,237,291, respectively. For the three months ended August 31, 2012 and August 31, 2011, R&D expense before stock option expense was $1,126,526 and $1,207,863, respectively. For the nine months ended August 31, 2012 and August 31, 2011, R&D expense was $4,381,249 and $3,861,206, respectively. For the nine months ended August 31, 2012 and August 31, 2011, R&D expense before stock option expense was $3,027,836 and $3,280,821, respectively.

For the three months ended August 31, 2012 net cash flows used in financing activities of $112,932 relate to payment of additional share issuance costs related to the registered direct common share offering, partially offset by a warrant exercise. For the nine months ended August 31, 2012 net cash flows from financing activities of $4,417,925, relate principally to the registered direct common share offering for gross proceeds of $5 million completed in March 2012, warrant exercises, and partially offset by share issuance costs from the financing.

For the three months ended August 31, 2011, net cash flows used in financing activities of $2,884 related to capital lease obligations. For the nine months ended August 31, 2011 net cash flows from financing activities of $11,726,737 related mainly to the gross proceeds of $12,000,000 from the issuance of shares and warrants from the private placement completed on February 1, 2011. This cash flow provided from financing activities was partially offset by the repayment of $351,229 (C$350,000) for a related party loan payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers of Intellipharmaceutics, for cash advances made by them to us as a shareholder loan, in accordance with the terms of the  loan. This repayment was not sourced from the gross proceeds of the private placement. See Related Party Transactions below for repayment restrictions.

Repayment of the related party loan is restricted under the terms of the loan such that repayment can only be made from revenues received or proceeds from the issuance of securities received by us, other than the securities offerings completed on March 15, 2012 and February 1, 2011; scientific research tax credits received in cash by us; and up to a maximum of C$800,000 from proceeds received by us in the IPC Arrangement Agreement completed with Vasogen in October 2009. As at August 31, 2012, interest payable on this loan was accrued in the amount of $7,803 (C$7,691). During the three and nine months ended August 31, 2012 no repayment was made and interest payment of $33,715 (C$34,083) was made. As at August 31, 2011, interest payable on this loan was accrued in the amount of $47,572 (C$46,592). During the three months ended August 31, 2011 no repayment or interest payment was made. During the nine months ended August 31, 2011 the shareholder loan principal of C$236,459 ($237,289) was repaid and interest of C$113,541 ($113,940) was paid prior to completion of the private placement by the Company in accordance with the terms of the IPC Arrangement Agreement.

For the three and nine months ended August 31, 2012 net cash flows used in investing activities relate mainly to the purchase of production, laboratory and computer equipment due to the acceleration of product development activities. For the three and nine months ended August 31, 2011 net cash flows used in investing activities related mainly to the purchase of laboratory equipment.

All non-cash items have been eliminated from the consolidated statements of cash flows.

The Company has not been profitable and has incurred losses from operations since inception. The Company has funded its research and development activities through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of a portfolio of ANDA and NDA 505(b)(2) products.  Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. On March 15, 2012 the Company completed a registered direct common share offering for gross proceeds of $5 million. The Company sold an aggregate of 1,818,182 shares to U.S. institutional investors at a price of $2.75 per share. After placement agent fees and estimated offering expenses, the Company received net proceeds from the offering of approximately $4.2 million. On February 1, 2011 the Company completed a private placement financing to institutional investors for gross proceeds of $12,000,000 through the sale of its common stock and warrants to support product pipeline development. Financing expense of $2,357,732 is comprised of the issuance of broker warrants valued at $229,005, the excess of the fair value of the warrant liability over the financing proceeds of $655,582, and $1,473,145 of other direct costs related to the financing.

In order for us to continue operations at existing levels, we expect that over the next twelve months we will require significant additional capital.  While we expect to satisfy our operating cash requirements over the next twelve months from cash on hand, collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, through managing operating expense levels, equity and/or debt financings, and/or strategic partners funding some or all costs of development, there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.   In the event that we do not obtain additional capital over the next twelve months, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.  Any failure by us to raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

OUTSTANDING SHARE INFORMATION

The number of shares outstanding as of August 31, 2012 is 17,801,623, an increase of 1,893,179 from November 30, 2011, due to the exercise of a warrant for 75,000 shares and the registered direct common share offering discussed above. The number of options outstanding as of August 31, 2012 is 4,139,059, an increase of 922,105 from November 30, 2011 (955,000 options were granted and 32,862 options were forfeited during the nine months ended August 31, 2012). The warrants outstanding as of August 31, 2012 represents 4,341,000 common shares issuable upon the exercise of outstanding common share purchase warrants, a decrease of 318,275 from November 30, 2011, due to the exercise of warrants in the first and third quarters of 2012 and the expiry of warrants in the second quarter of 2012. The number of deferred share units outstanding as of August 31, 2012 is 19,028, an increase of 8,778 from November 30, 2011.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that the Company will encounter difficulty raising funds to meet its commitments as they become due. In meeting its liquidity requirements, the Company closely monitors its cash requirements in the forecasted period.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates.  Due to the fact that the Company’s cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

We are exposed to changes in foreign exchange rates between the Canadian and United States dollar which could affect the value of our cash.  The Company had no foreign currency hedges or other derivative financial instruments as of August 31, 2012.  The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

CAPITAL RESOURCES

At August 31, 2012, our cash and cash equivalents totalled $2,871,807 compared to $4,817,088 as at November 30, 2011.  The decrease in cash and cash equivalents during the nine months ended August 31, 2012 is mainly a result of cash used in operating activities. At August 31, 2012, the amount due to related party totalled $783,750 compared with $757,126 at November 30, 2011. The increase was due to the interest that accrued on the outstanding amount and the conversion of the Canadian dollar denominated related party loan given the stronger Canadian dollar. At August 31, 2012, shareholders’ deficiency was $1,572,588 compared to shareholders’ deficiency of $3,093,030 at November 30, 2011. The decrease was due to the completion of the registered direct common share offering for gross proceeds of $5 million.

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has decreased by approximately $1.5 million at August 31, 2012 from November 30, 2011 mainly as a result of cash used in operating activities offset by cash from financing activities. In order for us to continue operations at existing levels, we expect that over the next twelve months we will require additional capital.  While we expect to satisfy our operating cash requirements over the next twelve months from cash on hand, collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, through managing operating expense levels, equity and/or debt financings, and/or strategic partners funding some or all costs of development, there is no certainty that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In the event that we do not obtain additional capital over the next twelve months, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.

CAPITAL EXPENDITURES

Total capital expenditures in the three and nine months ended August 31, 2012 were $369,590 and $746,167, respectively, an increase of $245,048 and $444,122, from the three and nine months ended August 31, 2011, respectively. Capital expenditures in 2012 relate to the purchase of production, laboratory and computer equipment.  Total capital expenditures for 2012 are anticipated to be higher than 2011 levels as product development activities continue to accelerate.  We intend to fund 2012 capital expenditures from our working capital.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors.  The Company has entered into capital lease agreements for laboratory equipment where the lease obligation will end in fiscal 2014.  Operating lease obligations related to the lease of premises will expire in November 2012. The Company is currently in discussion for the extension of the lease for its premises.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 years
	$	$	$	$	$
Capital Lease Obligations	110,394	50,081	60,313	-	-
Operating Lease Obligations	22,581	22,581		-	-
Total Contractual Obligations	132,975	72,662	60,313	-	-

CONTINGENCIES AND LITIGATION

From time to time the Company may be exposed to claims and legal actions in the normal course of business, which may be initiated by the Company. As at October 2, 2012, there were no pending or threatened litigation claims outstanding other than the ones described in the following paragraphs.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not expect to have to pay any amount under this indemnity agreement.

Elan Corporation, plc and Elan Pharma International Ltd., filed a Complaint against Intellipharmaceutics Corp., IPC Ltd., and Par, development and commercialization partner for generic Focalin XR®, for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR®. Separately, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR®. As at July 12, 2012, the parties had settled these matters, and as of July 17, 2012 had stipulated to a full and final dismissal of the pending patent litigation in the states of New Jersey and Delaware.

On or about May 25, 2011, AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR® (“quetiapine fumarate extended-release”) tablets, filed a lawsuit for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of the 150, 200, 300 and 400 mg dosage forms of Seroquel XR®.  The Company filed a motion to contest New Jersey as a proper forum for the litigation. That motion was successful, and the litigation against the Company in the United States District Court for the District of New Jersey was dismissed on February 15, 2012. On or about June 30, 2011, the same AstraZeneca entities also filed a substantially identical lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York. On or about April 11, 2012, the same AstraZeneca entities filed a lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York, relating to Intellipharmaceutics' generic version of the 50 mg dosage form of Seroquel XR®. On July 30, 2012, and pursuant to the settlement, AstraZeneca and the Company filed proposed Consent Judgments in the District Court for the Southern District of New York to conclude the litigation, subject to other regulatory review. The settlement provides, in part, that the Company is permitted to launch its generic versions of the 50, 150, 200, 300 and 400 mg strengths of Seroquel XR®, on November 1, 2016, or earlier in certain circumstances, subject only to prior FDA approval of the Company's ANDA for those strengths. All other terms of the settlement are confidential.

RELATED PARTY TRANSACTIONS

As at August 31, 2012, we had an outstanding related party payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers of the Company, in the amount of approximately $783,750. Repayments of the related party loan are restricted under the terms of the loan such that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date of October 22, 2009 (“effective date”), and/or proceeds received by any IPC Company from any offering of its securities, (other than the proceeds from the transaction completed on February 1, 2011 and on March 15, 2012) following the effective date and/or amounts received by IPC Corp for scientific research tax credits received after the effective date for research expenses of IPC Corp incurred before the effective date and (ii) up to C$800,000 of the Net Cash from the Vasogen transaction (as defined in the IPC Arrangement Agreement). During the three and nine months ended August 31, 2012, there was no principal repayment but there was an interest payment of $33,715 (C$34,083). For the three months ended August 31, 2011 there were no payments of principal and interest. During the nine months ended August 31, 2011,the shareholder loan principal of $237,289 (C$236,459) and interest of $113,940 (C$113,541) was paid prior to completion of the private placement by the Company in accordance with the terms of the IPC Arrangement Agreement.

DISCLOSURE CONTROL AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Vice President Finance and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at August 31, 2012. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s Chief Executive Officer and Vice President Finance and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures are effective as at August 31, 2012.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of August 31, 2012. Management has not identified any material weaknesses or changes in the Company’s internal control over financial reporting as of August 31, 2012.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of August 31, 2012, the Company was not involved in any material unconsolidated SPE transactions.

RISKS AND UNCERTAINTIES

We are a research and development company that has no commercialized products at this time, with all projects being in the research and development stage. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

Since we commenced operations we have incurred accumulated losses through August 31, 2012.  As we engage in the development of products in our pipeline, we will continue to incur further losses.  There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow.  Our ultimate success will depend on whether our drug formulations receive the approval of the FDA or other applicable regulatory agencies and whether we are able to successfully market approved products.  There is no certainty we will be able to receive FDA approval for any of our drug formulations, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

Our planned cash requirements may vary materially in response to a number of factors, including research and development activities, preclinical studies, clinical trial results, increases in our manufacturing capabilities, changes in any aspect of the regulatory process, and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products. While we expect to satisfy our operating cash requirements over the next twelve months from cash on hand, collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, through managing operating expense levels, equity and/or debt financings, and/or strategic partners funding some or all costs of development, there is no certainty that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.

We set goals for and make public statements regarding timing for the completion of goals material to our success.  If we fail to achieve one or more of these planned goals, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our latest Annual Information Form, our latest Form F-3, and our latest Form 20-F and other public documents filed on SEDAR and EDGAR.

OUTLOOK

Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Our research and development efforts are dependent upon our ability to raise additional capital through future commercialization activities, payments received based on development agreements, marketing license agreements, as well as through equity and/or debt offerings, and strategic partners funding directly some or all costs of development. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant considerations. Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline in addition to general and administrative expenditures to support our corporate infrastructure.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, reduce certain projects, or commence new ones. Any failure by us to raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s latest Annual Information Form, our latest Form F-3 and latest Form 20-F, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov